SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

FIRST QUARTER OF 2013

RESULTS

Rio de Janeiro – April 26, 2013 – Petrobras today announces its consolidated results stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Consolidated net income attributable to the shareholders of Petrobras reached US$3,854 million in the 1Q-2013.  Adjusted EBITDA reached US$8,133 million in the 1Q-2013, 40% higher compared to the 4Q-2012.

Highlights

(in millions of U.S. dollars)
			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)		2013	2012	2013 X 2012 (%)

3,763	2	Consolidated net income attributable to the shareholders of Petrobras	3,854	5,212	(26)
2,614	(2)	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,552	2,676	(5)
5,803	40	Adjusted EBITDA	8,133	9,345	(13)

The Company reported 1Q-2013 earnings of US$3,854 million and the following highlights:

•         A 5.4% increase of diesel prices and a 6.6% increase of gasoline prices in January 30, as well as a 5% increase of diesel prices in March 6, helped reduce the gap between domestic prices for oil products and international prices.

•         Higher performance indicators in refining operations, reaching 2,083 Mbbl/d of feedstock processed (6% increase compared to the 4Q-2012), reducing oil products imports.

•         A 40% increase in the adjusted EBITDA, compared to the 4Q-2012, driven by lower operating expenses, along with the highlights above.

•         Oil production decreased as previously scheduled, due to a higher number of stoppages and to the natural production decline of the fields, partially offset by the higher production of the new production systems.

•         On February 20, 2013 the Company reached the level of 300 Mbbl/d of oil production at the pre-salt layer.

Comments from the CEO - Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

In the first quarter of 2013, we achieved a net income before financial results, share of profit of equity-accounted investments and income taxes of US$ 4.9 billion, which represents an increase of 77% as compared to the prior quarter. Of the principal factor behind this improvement, I would like to highlight the increases in diesel and gasoline prices which took place in January and March 2013, higher production of oil products at our refineries, and lower operating expenses. Net income attributable to the shareholders of Petrobras was US$ 3.9 billion, in line with the net income of 4Q12, which benefited from US$ 1.0 billion in lower income tax due to the provisioning of interest on capital.

As we previously announced, oil production fell in the 1Q13 (4% as compared to 4Q12). In our 2013-2017 Business & Management Plan (2013-17 BMP), we stated that average production of oil and natural gas throughout 2013 would be similar to that of 2012, with lower levels in the first half of the year due to a higher rate of maintenance stoppages. In 1Q13 our average refinery output set new daily records of processing.  Throughput was 2,127 thousand bpd, increasing 6% over the previous quarter as a result of higher operational efficiency in refineries, with an average utilization factor of 98%. We also maintained excellent operating performance in our gas and power business during the quarter, supplying an average of 88 million m3/d per day of natural gas, and generating an average of 5,120 MW of power at our thermoelectric plants.

I would also like to stress our confidence in the outlook for growth of Petrobras’ oil and gas production. We started operating two units this quarter, FPSO Cidade de São Paulo and Cidade de Itajaí. FPSO Cidade de Paraty has been on location at Lula NE field since April 18th, where it is being anchored, and is due to start-up on May 28th. An additional four units will go on stream throughout the year (P-63, P-55, P-58 and P-61); contributing to the sustainable production increase as from the second half of 2013.

I’ve been saying that improving our cash flow would not come only from price increases, but also from our operational efficiency and cost optimization. Price increases are indeed important and we remain committed to an alignment with international prices, as shown in the latest price increases. However, it is just as important to improve our efficiency in operational activities and in capital expenditures with projects, objectives evident in programs such as Proef (operational efficiency increase), PRC-Poço (well capital expenditure reduction), Infralog (logistical optimization), Prodesin (divestment portfolio) and Procop (operating costs optimization). I would like to highlight the contribution of the latter: from January to March 2013, we targeted a reduction in operating costs of US$ 324 million. During the first quarter, we were able to save US$ 0.7 billion, which is one third of the 2013 target (US$ 1.9 billion).

We are doing our homework, and results are being delivered as planned. I constantly monitor the progress of our investment projects and structuring programs with the Directors, Executive Managers, and all other leaders involved. I regard the increased integration between the Company’s areas and their teams as extremely positive; the proper management of our project portfolio provides us with the confidence that we will be able to achieve the goals of 2013-17 BMP, which will guarantee the returns expected by our shareholders and investors.

Maria das Graças Silva Foster

Chief Executive Officer

2

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Income statement data (in millions of U.S.dollars)	2013	2012	2013 X 2012 (%)

35,660	2	Sales revenues	36,345	37,410	(3)
8,046	17	Gross profit	9,448	11,451	(17)
2,788	77	Net Income before financial results, share of profit of equity-accounted investments and income taxes	4,935	6,659	(26)
1,355	(49)	Net finance income (expense)	696	263	165
3,763	2	Consolidated net income attributable to the shareholders of Petrobras	3,854	5,212	(26)
0.29	2	Basic and diluted earnings per share [1]	0.30	0.40	(26)

		Other data
23	3	Gross margin (%) [2]	26	31	(5)
8	6	Operating margin (%) [3]	14	18	(4)
11	-	Net margin (%) [4]	11	14	(3)
5,803	40	Adjusted EBITDA - U.S.$ million [5]	8,133	9,345	(13)

		Net Income before financial results, share of profit of equity-accounted investments and income taxes (in millions of US dollars)
8,491	(11)	. Exploration & Production	7,560	10,660	(29)
(4,234)	(23)	. Refining, Transportation and Marketing	(3,276)	(4,016)	18
282	110	. Gas & Power	593	559	6
(25)	41	. Biofuel	(35)	(29)	(21)
400	36	. Distribution	543	313	73
(2)	-	. International	594	818	(27)
(1,346)	3	. Corporate	(1,391)	(1,383)	(1)

11,818	(16)	Capital expenditures and investments (in millions of U.S.dollars)	9,907	10,194	(3)

		Financial and economic indicators
110.02	2	Brent crude (U.S.$/bbl)	112.55	118.49	(5)
2.06	(3)	Average commercial selling rate for U.S. dollar (R$/U.S.$)	2.00	1.77	13
2.04	(1)	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.01	1.82	10
7.18	-	Selic interest rate – average (%)	7.13	10.30	(3)

		Average Price indicators
95.43	7	Domestic basic oil products price (U.S.$/bbl)	102.05	99.97	2
		Sales price - Brazil
100.56	2	. Crude oil (U.S.$/bbl) [6]	102.91	111.56	(8)
46.50	2	. Natural gas (U.S.$/bbl)	47.42	52.12	(9)
		Sales price - International
93.43	1	. Crude oil (U.S.$/bbl)	94.26	99.99	(6)
13.80	67	. Natural gas (U.S.$/bbl)	23.02	20.15	14

1 Net income per share calculated based on the weighted average number of shares.

2 Gross margin equals sales revenues less cost of sales divided by sales revenues.

3 Operating margin equals net income before financial results, share of profit of equity-accounted investments and income taxes divided by sales revenues.

4 Net margin equals net income divided by sales revenues.

5 Adjusted EBITDA equals net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; share of profit of equity-accounted investments; and impairment. Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS. We provide our Adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.  See Consolidated Adjusted EBITDA Statement by Segment on page 22 for a reconciliation of our Adjusted EBITDA.

6 Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

3

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

1Q-2013 compared with 1Q-2012:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the U.S. dollar strengthens relative to the Brazilian Real, as it did in the 1Q-2013 (a 13% impact), revenues and expenses decrease when translated into U.S. dollars. Notwithstanding, the appreciation of the U.S. dollar against the Brazilian Real affects the line items discussed below in different ways.

Gross Profit

Gross profit was 17% lower (US$  2,003 million) compared with the 1Q-2012, mainly due to:

➢ Sales revenues of US$  36,345 million, 3% lower when compared to the 1Q-2012, due to the appreciation of the U.S. dollar.

Excluding foreign currency translation effects, local currency sales revenues were 10% higher, driven by:

•   Higher oil product prices in the domestic market due to increased gasoline and diesel prices, to higher electricity prices and to the impact of the depreciation of the Real (13% impact) on oil products that are adjusted to reflect international prices;

•    A 9% increase in domestic demand, mainly of gasoline (6%), diesel (7%), natural gas (29%) and fuel oil (57%), offset by lower crude oil export volumes due to higher feedstock processed and to lower crude oil production.

➢ Cost of sales of US$ 26,897 million, 4% higher compared to the 1Q-2012, due to:

•    A 9% increase in domestic sales volumes, mainly met by higher diesel and natural gas imports;

•    The impact of the depreciation of the Real (13% impact) on crude oil, oil products and natural gas import costs;

•    Increased oil production expenses, due to higher number of well maintenances and to the production start-up of new plants;

•    Partially offset by the foreign currency translation effects, as the local currency cost of sales was 17% higher.

Net income before financial results, share of profit of equity-accounted investments and income taxes

Net income before financial results, share of profit of equity-accounted investments and income taxes reached US$  4,935 million, a 26% decrease compared to the 1Q-2012 due to the lower gross profit. Excluding foreign currency translation effects, it decreased by 16% and operating expenses increased by 6%, mainly due to higher exploration costs, reflecting higher geological and geophysical expenses.

Net finance income (expense)

Net finance income of US$ 696 million, US$ 433 million higher compared to the 1Q-2012, driven by positive exchange variation effects on a higher net debt.

Consolidated net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached US$3,854 million in the 1Q-2013, a  26% decrease (US$ 1,358 million) compared to the 1Q-2012, mainly reflecting the lower net income before financial results, share of profit of equity-accounted investments and income taxes and the higher income tax expenses on net income that in the 1Q-2012 were reduced by the tax benefit of US$ 487 million from the deduction of interest on capital. These effects were partially offset by the higher net finance income.

4

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas which are priced at internal transfer prices defined between the areas using methods based on market parameters.

Information about our operating segments and other related information are set out below.

EXPLORATION & PRODUCTION

Net Income Attributable to the Shareholders of Petrobras
(US$ million)

For the first quarter of
2013	2012	2013 X 2012 (%)

4,992	7,037	(29)

Net income was lower due to decreased crude oil and NGL production, higher depreciation/depletion costs, higher personnel expenses, increased freight costs for oil platforms, higher well interventions and maintenances costs, as well as higher geological and geophysical expenses. These effects were partially offset by higher crude oil prices (sales/transfer), reflecting the appreciation of the U.S. dollar.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$6.93/bbl in the 1Q-2012 to US$9.64/bbl in 1Q-2013.

	For the first quarter of
Production – Brazil (Mbbl/d) (*)	2013	2012	2013 X 2012 (%)

Crude oil and NGL	1,910	2,066	(8)
Natural gas [7]	400	364	10
Total	2,310	2,430	(5)

Crude oil and NGL production decreased due to higher number of stoppages, to interruption of Frade field production, to platforms SS-11 and P-34 that departed from Baúna and Jubarte fields, respectively, besides the natural decline in production from fields.

Production started-up in FPSO Cidade de Anchieta in the Baleia Azul field, FPSO Cidade de São Paulo in the Sapinhoá field and FPSO Cidade de Itajaí in the Baúna field.

Natural gas production increased due to the higher efficiency of Mexilhão field and to the production start-up in FPSO Cidade de Santos in the Uruguá field.

________________________

(*) Not revised by independent auditor.

7 Does not include LNG. Includes reinjected gas.

5

FINANCIAL HIGHLIGHTS

	For the first quarter of
Lifting Cost - Brazil [8] (*)	2013	2012	2013 X 2012 (%)

U.S.$/barrel:
Excluding production taxes	14.76	12.91	14
Including production taxes	33.56	35.61	(6)

Lifting Cost - Excluding production taxes

Lifting cost excluding production taxes increased by 14% in the 1Q-2013 compared to the 1Q-2012. Excluding the impact of the appreciation of the U.S. dollar it increased by 22% due to the higher number of well maintenances in the Marlim, Barracuda, Espadarte and Roncador fields, the production start-up in FPSOs Cidade de Anchieta (Baleia Azul), Cidade de São Paulo (Sapinhoá) and Cidade de Itajaí (Baúna), as well as higher employee compensation costs arising from the 2012 Collective Bargaining Agreements and lower production volumes.

Lifting Cost - Including production taxes

Lifting cost including production taxes decreased by 6% in the 1Q-2013 compared to the 1Q-2012. Excluding the impact of the appreciation of the U.S. dollar it decreased by 2% due to the lower average reference price for domestic oil (adjusted to reflect international prices) and to the new levels of special participation charges in Marlim, Jubarte, Marlim Leste and Barracuda fields, due to lower production at these fields.

________________________

(*) Not revised by independent auditor.

8 Lifting cost was revised to exclude scheduled stoppages expenses. Though lifting cost is a non-GAAP measure, it was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance to the International Financial Reporting Standards – IFRS.

6

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

Net Income Attributable to the Shareholders of Petrobras

(US$ million)

For the first quarter of
2013	2012	2013 X 2012 (%)

(2,133)	(2,600)	(18)

The decreased net loss was due to the higher diesel and gasoline prices in the domestic market, and to the impact of the appreciation of the U.S. dollar on oil products prices that are adjusted to reflect international prices. These effects were partially offset by higher crude oil costs (acquisition/transfer).

	For the first quarter of
Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2013	2012	2013 X 2012 (%)

Crude oil imports	484	358	35
Oil products imports	376	406	(7)
Imports of crude oil and oil products	860	764	13
Crude oil exports [9]	215	497	(57)
Oil products exports	191	217	(12)
Exports of crude oil and oil products	406	714	(43)
Exports (imports) net of crude oil and oil products	(454)	(50)	(808)
Other exports	2	6	(67)

Lower oil product imports, due to the higher production, and increased crude oil imports driven by the higher feedstock processed, associated with lower crude oil production.

Lower crude oil export volumes due to the increased feedstock processed and lower production, as well as decreased oil products exports driven by domestic demand growth, mainly fuel oil to thermoelectric power plants.

________________

(*) Not revised by independent auditor.

  9 Include crude oil export volumes of Refining, Transportation and Marketing and Exploration & Production segments.

7

FINANCIAL HIGHLIGHTS

	For the first quarter of
Refining Operations (Mbbl/d)(*)	2013	2012	2013 X 2012 (%)

Output of oil products	2,127	1,942	10
Installed capacity [10]	2,079	2,010	3
Utilization of nominal capacity [11] (%)	98	93	5
Feedstock processed – Brazil [12]	2,083	1,884	11
Domestic crude oil as % of total feedstock processed	83	81	2

Daily feedstock processed increased by 11% due to the sustainable improvement of operating efficiency of the refineries, setting up a new level of processing capacity of 2,079 Mbpd. Such level was reached after exhausting tests to raise the distillation feedstock processing respecting the project limits of equipments and the safety, environment and product quality requirements. These adjustments were also possible due to the production start-up of ten new conversion and quality units in 2012.

	For the first quarter of
Refining Cost – Brazil [13] (*)	2013	2012	2013 X 2012 (%)

Refining cost (U.S.$/barrel)	3.14	3.74	(16)

Refining cost decreased by 16% in the 1Q-2013 compared to the 1Q-2012. Excluding the impact of the appreciation of the U.S. dollar, it decreased by 5%, due to higher feedstock processed and lower routine maintenance and repair expenses, partially offset by higher employee compensation costs arising from the 2012 Collective Bargaining Agreements.

________________

(*) Not revised by independent auditor.

10  Installed capacity considers the maximum sustainable feedstock processing reached at the distillation units, respecting the project limits of equipments and the safety,  environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental institutions.

11  Utilization of nominal capacity of crude oil processing is the relation between the installed capacity and the feedstock processed of domestic crude oil.

12  Feedstock processed – Brazil includes NGL processing.

13  Refining cost was revised to exclude scheduled stoppages expenses. Though lifting cost is a non-GAAP measure, it was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our refining cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance with the International Financial Reporting Standards – IFRS.

8

FINANCIAL HIGHLIGHTS

GAS & POWER

Net Income Attributable to the Shareholders of Petrobras

(US$ million)

For the first quarter of
2013	2012	2013 X 2012 (%)

441	399	11

Net income increased due to higher electricity generation and higher average electricity prices, mainly due to lower reservoir levels, causing higher differences settlement prices.

These effects were partially offset by higher natural gas and LNG import costs to meet the thermoelectric demand.

	For the first quarter of
Physical and Financial Indicators (*)	2013	2012	2013 X 2012 (%)
Sales of electricity (contracts) – average MW	1,864	2,315	(19)
Generation of electricity – average MW	5,120	862	494
Differences settlement price - U.S.$/MWH [14]	163	33	388
Imports of LNG (Mbbl/d)	99	14	607
Imports of Gas (Mbbl/d)	198	167	19

Electricity sales volumes decreased due to the lower average prices at the spot market.

The electricity generation and the differences settlement price were higher, driven by the lower rainfall and reservoir levels in the period.

LNG and Bolivian natural gas import volumes increased to meet the domestic thermoelectric demand.

________________________

(*) Not revised by independent auditor.

14 Differences settlement price is the price of electricity in the spot market and is computed based on weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

9

FINANCIAL HIGHLIGHTS

BIOFUEL

Net Income Attributable to the Shareholders of Petrobras

(US$ million)

For the first quarter of
2013	2012	2013 X 2012 (%)

(25)	(25)	-

Losses on biofuel operations remained flat in the period due to the lower biodiesel trade margins, partially offset by the improved results from investments in the ethanol sector and by the impact of the appreciation of the U.S. dollar.

DISTRIBUTION

Net Income Attributable to the Shareholders of Petrobras

(US$ million)

For the first quarter of
2013	2012	2013 X 2012 (%)

360	207	74

Net income was higher due to a 9% increase in average sales prices and to a 7% increase in sales volumes. These effects were partially offset by higher selling expenses, mainly due to increased personnel and freight expenses.

	For the first quarter of
	2013	2012	2013 X 2012 (%)
Market Share 15 (*)	38.8%	38.5%	-

________________________

(*) Not revised by independent auditor.

15 Our market share in the Distribution Segment in Brazil based on estimates made by Petrobras Distribuidora.

10

FINANCIAL HIGHLIGHTS

INTERNATIONAL

 Net Income Attributable to the Shareholders of Petrobras

(US$ million)

For the first quarter of
2013	2012	2013 X 2012 (%)

365	558	(35)

Net income was lower mainly due to lower sales volumes in Nigeria, driven by lower sales prices, reflecting lower international prices.

	For the first quarter of
Production – International (Mbbl/d) 16 (*)	2013	2012	2013 X 2012 (%)

Consolidated Production - International
Crude oil and NGL	143	141	1
Natural gas	93	98	(5)
Total	236	239	(1)
Non-consolidated production - International	6	7	(14)
Total Production - International	242	246	(2)

Crude oil and NGL production increased due to the higher volume from U.S. fields (first oil production of Cascade and Chinook in 2012). This effect was partially offset by: i) decreased production in Nigeria driven by gas injection problems in the Akpo field; ii) end of the contract of Upia field in Colombia; and iii) the lower production in Argentina due to the natural decline of mature fields.

Decreased natural gas production in Argentina due to the well maintenances in Santa Cruz and to the weather conditions in Neuquina Basin, partially offset by the higher natural gas production in Bolivia due to the higher Brazilian demand.

________________________

(*) Not revised by independent auditor.

16 International production of crude oil and natural gas comprise the production in some countries, such as Nigeria and Angola, where we operate under a production-sharing model, for which the production taxes are charged in crude oil barrels.

11

FINANCIAL HIGHLIGHTS

	For the first quarter of
Lifting Cost - International (U.S.$/barrel) 17 (*)	2013	2012	2013 X 2012 (%)

	8.50	7.47	14

Lifting cost was higher due to increased production costs in the Cascade field as from February 2012 and in the Chinook field as from September 2012, both in the United States, as well as higher well maintenance costs and natural decline of mature fields in Argentina.

	For the first quarter of
Refining Operations - International (Mbbl/d) (*)	2013	2012	2013 X 2012 (%)

Feedstock processed	173	192	(10)
Output of oil products	185	209	(11)
Installed capacity	231	231	-
Utilization of nominal capacity (%)	72	75	(3)

Lower feedstock processed in the United States, due to light oil processing bottleneck and a lower intermediate crude oil feedstock processed.  A delay in crude oil supply and inventory bottleneck were experienced in Japan due to a maintenance in two fuel oil tanks. There was also an 8-day operating stoppage in Baía Blanca, in Argentina, in March 2013, by a legal decision.

	For the first quarter of
Refining Cost – International (U.S.$/barrel) [17] (*)	2013	2012	2013 X 2012 (%)

	3.79	3.24	17

Refining cost was higher due to the lower feedstock processed and to higher insurance costs in the United States.

________________________

(*) Not revised by independent auditor.

17 Lifting and refining costs were revised to exclude scheduled stoppages expenses. Though lifting cost is a non-GAAP measure, it was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting and refining costs at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed in accordance with the International Financial Reporting Standards – IFRS.

12

FINANCIAL HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

	For the first quarter of
	2013	2012	2013 X 2012 (%)
Diesel	921	864	7
Gasoline	580	545	6
Fuel oil	118	75	57
Naphtha	180	173	4
LPG	213	214	-
Jet fuel	105	106	(1)
Others	196	191	3
Total oil products	2,313	2,168	7
Ethanol, nitrogen fertilizers, renewables and other products	81	80	1
Natural gas	417	323	29
Total domestic market	2,811	2,571	9
Exports	408	720	(43)
International sales	489	470	4
Total international market	897	1,190	(25)
Total	3,708	3,761	(1)

Our domestic sales volumes increased by 9% in the 1Q-2013 compared with 1Q-2012, primarily due to:

•         Gasoline (a 6% increase) – due to the increase in the flex-fuel automotive fleet, higher competitive advantage relative to ethanol in most Brazilian federal states and to the decreased market share of our competitors;

•         Diesel (a 7% increase) – due to the increase in the retail sector, along with higher thermoelectric consumption and  higher grain harvest;

•         Natural gas (a 29% increase) – due to higher thermoelectric demand, driven by lower water reservoir levels at hydroelectric power plants;

•         Fuel oil (a 57% increase) – due to the increased consumption at thermoelectric plants for electricity generation and to the higher usage in some companies, to increase the supply of natural gas for thermoelectric plants.

(*) Not revised by independent auditor.

13

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary 18

U.S.$ Million
		For the first quarter of
4Q-2012		2013	2012

14,866	Cash and cash equivalents at the beginning of period	13,520	19,057
5,675	(+) Net cash provided by operating activities	7,455	8,535
(10,262)	(-) Net cash used in investing activities	(8,177)	(9,796)
(11,362)	Investments in operating segments	(9,223)	(9,377)
1,100	Investments in marketable securities	1,046	(419)
(4,587)	(=) Net cash flow	(722)	(1,261)
3,132	(+) Net financings	567	4,854
6,348	(+) Proceeds from long-term financing	3,672	8,210
(3,216)	(-) Repayments	(3,105)	(3,356)
-	(-) Dividends paid	-	(1,223)
207	(+) Acquisition of non-controlling interest	(52)	11
(98)	(+) Effect of exchange rate changes on cash and cash equivalents	211	462
13,520	Cash and cash equivalents at the end of period	13,524	21,900

At March 31, 2013, we had cash and cash equivalents of US$ 13,524 million  compared with US$  13,520  million  at December 31, 2012.

Net cash provided by operating activities increased by 31% in the 1Q-2013 (US$  7,455   million) compared with the 4Q-2012 (US$ 5,675 million), driven by the positive effect of higher diesel and gasoline prices in the domestic market (adjusted in January and March 2013) and lower oil product imports on gross margins. These effects were partially offset by decreased crude oil production and exports in the 1Q-2013 compared with the 4Q-2012.

Net cash used in investing activities decreased from US$ 10,262 million in the 4Q-2012 to US$  8,177 million in the 1Q-2013, mainly due to lower investments in business areas, specially Exploration & Production and Refining, Transportation and Marketing.

Cash provided by long-term financing, net of repayments decreased from US$ 3,132 million in the 4Q-2012 to US$ 567 million in the 1Q-2013 due to the bonds issued in the european market in October 2012.

Cash provided by long-term financing (US$ 567 million) along with cash provided by operating activities (US$  7,455   million) sourced more than our capital expenditures needs and repayment of debts, hence our cash and cash equivalents increased by US$ 4 million in the 1Q-2013.

Our adjusted cash and cash equivalents19 reached US$ 22,972 million at March 31, 2013 (which includes government securities with maturity of more than 90 days of US$  9,448  million), 3% lower compared with US$  23,732  million at December 31, 2012.

	U.S.$ million

	03.31.2013	12.31.2012%
Cash and cash equivalents	13,524	13,520	-
Government securities	9,448	10,212	(7)
Adjusted cash and cash equivalents [19]	22,972	23,732	(3)

________________________

18 For more details, see the Consolidated Statement of Cash Flows Data on page 19.

19 Our adjusted cash and cash equivalents are not computed in accordance with IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

14

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

U.S. $ million
	For the first quarter of
	2013	%	2012	%	%
Exploration & Production	5,353	54	5,304	52	1
Refining, Transportation and Marketing	3,448	35	3,632	36	(5)
Gas & Power	349	4	417	4	(16)
International	527	5	391	4	35
Exploration & Production	498	94	358	92	39
Refining, Transportation and Marketing	17	4	25	6	(32)
Gas & Power	1	-	1	0	-
Distribution	9	2	6	2	50
Other	2	0	1	0	100
Distribution	113	1	161	1	(30)
Biofuel	2	-	10	0	(80)
Corporate	115	1	279	3	(59)
Total capital expenditures and investments	9,907	100	10,194	100	(3)

Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In the 1Q-2013 we invested an amount of US$9,907 million, primarily aiming at increasing production, modernizing and expanding our refineries, as well as integrating and expanding our transportation network through pipelines and distribution systems.

15

FINANCIAL HIGHLIGHTS

Consolidated debt

	U.S.$ million

	03.31.2013	12.31.2012%
Current debt [20]	7,232	7,497	(4)
Non-current debt [20]	90,560	88,570	2
Total	97,792	96,067	2
Cash and cash equivalents	13,524	13,520	-
Government securities (maturity of more than 90 days)	9,448	10,212	(7)
Adjusted cash and cash equivalents	22,972	23,732	(3)
Net debt [21]	74,820	72,335	3
Net debt/(net debt + shareholder's equity)	31%	31%	-
Total net liabilities [22]	322,302	310,922	4
Capital structure
(Net third parties capital / total net liabilities)	48%	48%	-
Net debt/Adjusted EBITDA ratio	2.30	2.62	(12)

At March 31, 2013 the net debt in U.S. dollars was 3% higher than at December 31, 2012, due to the accrual of interests and to the lower adjusted cash and cash equivalents.

________________________

20 Includes finance lease obligations (Current debt: US$ 19 million on March 31, 2013 and US$18 million on December 31, 2012; Non-current debt: US$  88 million on March 31, 2013 and US$86 million on December 31, 2012).

21 Our net debt is not computed in accordance with IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

22 Total liabilities net of adjusted cash and cash equivalents.

16

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement – Consolidated

U.S.$ million

4Q-2012		2013	2012

35,660	Sales revenues	36,345	37,410
(27,614)	Cost of sales	(26,897)	(25,959)
8,046	Gross profit	9,448	11,451
	Income (expenses)
(1,151)	Selling expenses	(1,150)	(1,331)
(1,266)	General and Administrative expenses	(1,238)	(1,244)
(1,045)	Exploration costs	(642)	(572)
(342)	Research and development expenses	(337)	(293)
(131)	Other taxes	(112)	(84)
(1,323)	Other operating income and expenses, net	(1,034)	(1,268)
(5,258)		(4,513)	(4,792)
2,788	Net Income before financial results, share of profit of equity-accounted investments and income taxes	4,935	6,659
1,664	Finance income	487	676
(543)	Finance expense	(601)	(489)
234	Foreign exchange and inflation indexation charges	810	76
1,355	Net finance income (expense)	696	263
88	Share of profit of equity-accounted investments	78	77
4,231	Net income before income taxes	5,709	6,999
(458)	Income taxes	(1,784)	(1,666)
3,773	Net income	3,925	5,333
	Net income attributable to:
3,763	Shareholders of Petrobras	3,854	5,212
10	Non-controlling interests	71	121
3,773		3,925	5,333

17

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated 23

ASSETS	U.S.$ million

	03.31.2013	12.31.2012
Current assets	58,045	57,794
Cash and cash equivalents	13,524	13,520
Marketable securities	9,585	10,431
Trade and other receivables, net	11,144	11,099
Inventories	15,792	14,552
Recoverable taxes	5,332	5,572
Other current assets	2,668	2,620

Non-current assets	287,229	276,860
Long-term receivables	26,693	26,114
Trade and other receivables, net	4,272	4,441
Marketable securities	184	176
Judicial deposits	2,823	2,696
Deferred taxes	8,999	8,535
Other tax assets	5,406	5,223
Advances to suppliers	3,060	3,156
Other non-current assets	1,949	1,887
Investments	5,838	6,106
Property, plant and equipment	214,457	204,901
Intangible assets	40,241	39,739

Total assets	345,274	334,654

LIABILITIES	U.S.$ million

	03.31.2013	12.31.2012
Current liabilities	34,030	34,070
Current debt	7,232	7,497
Trade payables	12,438	12,124
Taxes payable	5,826	6,128
Dividends payable	3,107	3,011
Employee compensation (payroll, profit sharing and related charges)	2,068	2,163
Pension and medical benefits	833	788
Other current liabilities	2,526	2,359
Non-current liabilities	143,568	138,861
Non-current debt	90,560	88,570
Deferred taxes	20,840	19,213
Pension and medical benefits	20,391	19,600
Provision for decommissioning costs	9,467	9,441
Provisions for legal proceedings	1,503	1,265
Other non-current liabilities	807	772

Shareholders’ equity	167,676	161,723
Share capital	107,362	107,362
Profit reserves and others	59,208	53,209
Non-controlling interests	1,106	1,152
Total liabilities and shareholders’ equity	345,274	334,654

------------------------------------------------------------------------

23  Some amounts of 2012 were adjusted by the adoption of the IAS 19 amendment, that eliminated the “corridor approach” for the recognition of actuarial gains or losses (see Note 2.2 of the Consolidated Financial Statements Report in U.S. dollars of March 31, 2013).

18

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

U.S.$ Million
		For the first quarter of
4Q-2012		2013	2012

3,763	Net income attributable to the shareholders of Petrobras	3,854	5,212
1,912	(+) Adjustments for:	3,601	3,323
2,878	Depreciation, depletion and amortization	3,198	2,686
297	Foreign exchange and inflation indexation and finance charges	(528)	(284)
10	Non-controlling interests	71	121
(88)	Share of profit of equity-accounted investments	(78)	(77)
(24)	Gains/(Losses) on disposal of non-current assets	63	44
328	Deferred income taxes, net	1,063	1,319
729	Exploration expenditures writen-off	304	308
323	Impairment	74	81
514	Pension and medical benefits (actuarial expense)	703	571
49	Inventories	(1,165)	(708)
(873)	Trade and other receivables, net	187	(93)
(788)	Trade payables	201	(271)
(253)	Pension and medical benefits	(149)	(157)
143	Taxes payable	(216)	349
(1,333)	Other assets and liabilities	(127)	(566)
5,675	(=) Net cash provided by (used in) operating activities	7,455	8,535
(10,262)	(-) Net cash provided by (used in) investing activities	(8,177)	(9,796)
(11,362)	Investments in operating segments	(9,223)	(9,377)
1,100	Investments in marketable securities	1,046	(419)
(4,587)	(=) Net cash flow	(722)	(1,261)
3,339	(-) Net cash provided by (used in) financing activities	515	3,642
6,348	Proceeds from long-term financing	3,672	8,210
(2,251)	Repayment of principal	(1,539)	(2,031)
(965)	Repayment of interest	(1,566)	(1,325)
-	Dividends paid	-	(1,223)
207	Acquisition of non-controlling interest	(52)	11
(98)	(+) Effect of exchange rate changes on cash and cash equivalents	211	462
(1,346)	(=) Net increase (decrease) in cash and cash equivalents in the period	4	2,843
14,866	Cash and cash equivalents at the beginning of period	13,520	19,057
13,520	Cash and cash equivalents at the end of period	13,524	21,900

19

FINANCIAL HIGHLIGHTS

Consolidated Income Statement by Segment

	For the first quarter of 2013
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Sales revenues	17,384	28,480	4,083	111	10,696	4,348	-	(28,757)	36,345
Intersegments	17,154	9,999	354	106	292	852	-	(28,757)	-
Third parties	230	18,481	3,729	5	10,404	3,496	-	-	36,345
Cost of sales	(8,733)	(30,802)	(3,248)	(121)	(9,572)	(3,474)	-	29,053	(26,897)
Gross profit (loss)	8,651	(2,322)	835	(10)	1,124	874	-	296	9,448
Income (Expenses)	(1,091)	(954)	(242)	(25)	(581)	(280)	(1,391)	51	(4,513)
Selling, general and administrative expenses	(115)	(716)	(216)	(16)	(598)	(210)	(566)	49	(2,388)
Exploration costs	(620)	-	-	-	-	(22)	-	-	(642)
Research and development expenses	(185)	(51)	(19)	(6)	(1)	(1)	(74)	-	(337)
Other taxes	(12)	(22)	(15)	(1)	(8)	(38)	(16)	-	(112)
Other operating income and expenses, net	(159)	(165)	8	(2)	26	(9)	(735)	2	(1,034)
Net Income before financial results, share of profit of equity-accounted investments and income taxes	7,560	(3,276)	593	(35)	543	594	(1,391)	347	4,935
Net finance income (expense)	-	-	-	-	-	-	696	-	696
Share of profit of equity-accounted investments	(1)	29	62	(2)	1	(8)	(3)	-	78
Net income (loss) before income taxes	7,559	(3,247)	655	(37)	544	586	(698)	347	5,709
Income taxes	(2,570)	1,114	(201)	12	(184)	(200)	363	(118)	(1,784)
Net income	4,989	(2,133)	454	(25)	360	386	(335)	229	3,925
Net income (loss) attributable to:
Shareholders of Petrobras	4,992	(2,133)	441	(25)	360	365	(375)	229	3,854
Non-controlling interests	(3)	-	13	-	-	21	40	-	71

	4,989	(2,133)	454	(25)	360	386	(335)	229	3,925

	For the first quarter of 2012
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Sales revenues	20,499	31,127	2,500	104	10,338	4,730	-	(31,888)	37,410
Intersegments	20,477	9,688	330	86	210	1,097	-	(31,888)	-
Third parties	22	21,439	2,170	18	10,128	3,633	-	-	37,410
Cost of sales	(8,788)	(33,916)	(1,648)	(105)	(9,464)	(3,625)	-	31,587	(25,959)
Gross profit (loss)	11,711	(2,789)	852	(1)	874	1,105	-	(301)	11,451
Income (Expenses)	(1,051)	(1,227)	(293)	(28)	(561)	(287)	(1,383)	38	(4,792)
Selling, general and administrative expenses	(133)	(864)	(232)	(17)	(566)	(229)	(572)	38	(2,575)
Exploration costs	(521)	-	-	-	-	(51)	-	-	(572)
Research and development expenses	(149)	(52)	(4)	(7)	(1)	-	(80)	-	(293)
Other taxes	(13)	(14)	-	(1)	(7)	(21)	(28)	-	(84)
Other operating income and expenses, net	(235)	(297)	(57)	(3)	13	14	(703)	-	(1,268)
Net Income before financial results, share of profit of equity-accounted investments and income taxes	10,660	(4,016)	559	(29)	313	818	(1,383)	(263)	6,659
Net finance income (expense)	-	-	-	-	-	-	263	-	263
Share of profit of equity-accounted investments	-	50	46	(6)	-	(8)	(5)	-	77
Net income (loss) before income taxes	10,660	(3,966)	605	(35)	313	810	(1,125)	(263)	6,999
Income taxes	(3,625)	1,366	(190)	10	(106)	(236)	1,026	89	(1,666)
Net income	7,035	(2,600)	415	(25)	207	574	(99)	(174)	5,333
Net income (loss) attributable to:
Shareholders of Petrobras	7,037	(2,600)	399	(25)	207	558	(190)	(174)	5,212
Non-controlling interests	(2)	-	16	-	-	16	91	-	121

	7,035	(2,600)	415	(25)	207	574	(99)	(174)	5,333

20

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment

	For the first quarter of 2013
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER
(Losses)/gains on legal, administrative and arbitral proceedings	(12)	1	(1)	-	(9)	(3)	(238)	-	(262)
Pension and medical benefits	-	-	-	-	-	-	(250)	-	(250)
Unscheduled stoppages and pre-operating expenses	(111)	(6)	(32)	-	-	-	(4)	-	(153)
Institutional relations and cultural projects	(9)	(12)	(2)	-	(6)	(3)	(119)	-	(151)
Inventory write-down to net realizable value (market value)	(1)	(38)	(4)	(3)	-	(28)		-	(74)
Expenditures on health, safety and environment	(7)	(28)	(2)	-	-	(6)	(27)	-	(70)
Government grants	5	9	8	-	-	-	-	-	22
(Expenditures)/reimbursements from operations in E&P partnerships	44	-	-	-	-	(2)	-	-	42
Others	(68)	(91)	41	1	41	33	(97)	2	(138)
	(159)	(165)	8	(2)	26	(9)	(735)	2	(1,034)

	For the first quarter of 2012
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER
(Losses)/gains on legal, administrative and arbitral proceedings	(32)	(72)	(4)	-	(11)	(10)	(77)	-	(206)
Pension and medical benefits	-	-	-	-	-	-	(287)	-	(287)
Unscheduled stoppages and pre-operating expenses	(155)	(20)	(6)	-	-	(12)	-	-	(193)
Institutional relations and cultural projects	(10)	(11)	(2)	-	(8)	(2)	(168)	-	(201)
Inventory write-down to net realizable value (market value)	(3)	(56)	-	(4)	-	(17)	-	-	(80)
Expenditures on health, safety and environment	(5)	(26)	(1)	-	-	(4)	(31)	-	(67)
Government grants	5	5	4	-	-	24	-	-	38
(Expenditures)/reimbursements from operations in E&P partnerships	4	-	-	-	-	-	-	-	4
Others	(39)	(117)	(48)	1	32	35	(140)	-	(276)
	(235)	(297)	(57)	(3)	13	14	(703)	-	(1,268)

Consolidated Assets by Segment

	For the three month period ended March 31, 2013
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets	157,063	96,279	29,503	1,318	8,881	19,471	40,033	(7,274)	345,274

Current assets	6,524	21,306	4,008	134	3,816	3,918	25,138	(6,799)	58,045
Non-current assets	150,539	74,973	25,495	1,184	5,065	15,553	14,895	(475)	287,229
Long-term receivables	5,323	4,713	1,804	16	1,832	2,464	11,016	(475)	26,693
Investments	79	2,899	903	913	6	892	146	-	5,838
Property, plant and equipment	107,353	67,203	22,396	255	2,868	11,049	3,333	-	214,457
Intangible assets	37,784	158	392	-	359	1,148	400	-	40,241

	Year ended December 31, 2012

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets	151,798	91,458	28,454	1,248	8,130	18,735	42,134	(7,303)	334,654

Current assets	6,565	20,362	3,610	117	3,176	3,517	27,382	(6,935)	57,794
Non-current assets	145,233	71,096	24,844	1,131	4,954	15,218	14,752	(368)	276,860
Long-term receivables	5,120	4,582	1,715	16	1,852	2,233	10,964	(368)	26,114
Investments	80	2,897	1,160	860	15	937	157	-	6,106
Property, plant and equipment	102,779	63,463	21,585	255	2,733	10,882	3,204	-	204,901
Intangible assets	37,254	154	384	-	354	1,166	427	-	39,739

21

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment

	For the first quarter of 2013
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER
Net income	4,989	(2,133)	454	(25)	360	386	(335)	229	3,925
Net finance income (expense)	-	-	-	-	-	-	(696)	-	(696)
Income taxes	2,570	(1,114)	201	(12)	184	200	(363)	118	1,784
Depreciation, depletion and amortization	1,911	612	237	6	56	295	81	-	3,198
EBITDA	9,470	(2,635)	892	(31)	600	881	(1,313)	347	8,211
Share of profit of equity-accounted investments	1	(29)	(62)	2	(1)	8	3	-	(78)
Adjusted EBITDA	9,471	(2,664)	830	(29)	599	889	(1,310)	347	8,133

	For the first quarter of 2012
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER
Net income	7,035	(2,600)	415	(25)	207	574	(99)	(174)	5,333
Net finance income (expense)	-	-	-	-	-	-	(263)	-	(263)
Income taxes	3,625	(1,366)	190	(10)	106	236	(1,026)	(89)	1,666
Depreciation, depletion and amortization	1,625	437	238	6	53	241	86	-	2,686
EBITDA	12,285	(3,529)	843	(29)	366	1,051	(1,302)	(263)	9,422
Share of profit of equity-accounted investments	-	(50)	(46)	6	-	8	5	-	(77)
Adjusted EBITDA	12,285	(3,579)	797	(23)	366	1,059	(1,297)	(263)	9,345

Reconciliation between Adjusted EBITDA and Net Income

(in millions of U.S. dollars)

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)		2013	2012	2013 X 2012 (%)

3,773	4	Net income	3,925	5,333	(26)
(1,355)	(49)	Net finance (income) expense	(696)	(263)	(165)
458	290	Income taxes	1,784	1,666	7
2,878	11	Depreciation, depletion and amortization	3,198	2,686	19
5,754	43	EBITDA	8,211	9,422	(13)
(88)	(11)	Share of profit of equity-accounted investments	(78)	(77)	(1)
137	-100	Impairment	-	-	-
5,803	40	Adjusted EBITDA	8,133	9,345	(13)
16	6	Adjusted EBITDA margin (%)[24]	22	25	(3)

Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with financial indicators of the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS.

__________________________________________

24 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

22

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	International
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Income Statement - 1Q-2013

Sales revenues	1,336	2,151	144	1,254	-	(537)	4,348
Intersegments	779	599	9	2	-	(537)	852
Third parties	557	1,552	135	1,252	-	-	3,496

Net Income before financial results, share of profit of equity-accounted investments and income taxes	591	44	8	28	(70)	(7)	594

Net income (loss) attributable to the shareholders
of Petrobras	408	35	8	25	(104)	(7)	365

	International
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Income Statement - 1Q-2012

Sales revenues	1,480	2,357	141	1,301	-	(549)	4,730
Intersegments	1,077	559	9	1	-	(549)	1,097
Third parties	403	1,798	132	1,300	-	-	3,633

Net Income before financial results, share of profit of equity-accounted investments and income taxes	774	36	23	35	(47)	(3)	818

Net income (loss) attributable to the shareholders
of Petrobras	545	37	10	32	(61)	(5)	558

Consolidated Assets for International Segment

	International
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets on March 31, 2013	15,538	2,747	694	1,125	1,570	(2,203)	19,471

Total assets on December 31, 2012	15,080	2,404	759	1,085	1,580	(2,173)	18,735

23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.